Ardmore Shipping Appoints a New Director to the Company's Board

HAMILTON, Bermuda, Sept. 23, 2019 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced the appointment of Dr. Kirsi Tikka to the Company's Board of Directors as a Class I director where the Company intends to nominate her to stand for re-election at its 2020 annual meeting of shareholders.

Dr. Tikka has over 30 years of shipping experience having recently retired from the American Bureau of Shipping Classification Society ("ABS") in July 2019. She joined ABS in 2001 and held various specialist and leadership positions within ABS including as ABS Executive Vice President Global Marine, Europe Division President, and as Vice President and Chief Engineer, Global. Her most recent ABS role was as Executive Vice President, Senior Maritime Advisor, where she was responsible for aligning ABS strategic planning, client development, and product and service offerings with the industry's technical needs and requirements. From 1996 to 2001, Dr. Tikka was a professor of Naval Architecture at the Webb Institute in New York, where she was also awarded an honorary doctorate in 2018. In addition to teaching, she carried out research on tanker structural strength and risk analysis, as well as being actively involved in the U.S. National Research Council Marine Board studies on double hull tankers. Dr. Tikka also worked for Chevron Shipping in San Francisco and Wärtsilä Shipyards in Finland.

Dr. Tikka holds a Doctorate in Naval Architecture and Offshore Engineering from the University of California, Berkeley, and a Master's degree in Mechanical Engineering and Naval Architecture from the University of Technology in Helsinki. She is a Fellow of both the Society of Naval Architects and Marine Engineers ("SNAME") and the Royal Institution of Naval Architects ("RINA"). In 2012, she received SNAME's David W. Taylor Medal, the highest technical honor for naval architecture or marine engineering. Dr Tikka is also a director on the board of Pacific Basin Shipping Limited and is currently a Foreign Member of the U.S. National Academy of Engineering and a member of the UK Women in Maritime Task Force.

Curtis McWilliams, Chairman of the Board of Ardmore Shipping, commented, "We are pleased to welcome Dr. Tikka as a Director of Ardmore Shipping, where her specialist maritime knowledge on new technologies and sustainability, as well as her decades of shipping industry experience and guidance, will greatly benefit all shareholders as we continue to strengthen Ardmore's position as a leading owner and operator of modern, fuel-efficient MR product and chemical tankers."

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Ardmore's public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:

The IGB Group
Mr. Leon Berman
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com